Exhibit 99.2

SHAREHOLDERS’ QUARTERLY REPORT

For the three months ended March 31, 2006
May 8, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 8, 2006
Basis of Presentation
The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.
This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This MD&A should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements for the three months ended March 31, 2006, and the notes thereto, together with the MD&A and audited consolidated financial statements and accompanying notes found in the Company’s 2005 Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.
Executive Overview
Extendicare Inc. is a major provider of long-term care and related services in North America through its subsidiaries, and employs 38,300 people in 19 states and four provinces in North America.
The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
The Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.
At March 31, 2006, Extendicare, through its subsidiaries, operated 438 facilities with capacity for 34,759 residents (December 31, 2005 – 439 facilities with capacity for 34,495 residents; March 31, 2005 – 440 facilities with capacity for 34,437 residents). The total number of facilities operated has declined since the end of 2005 by one as a result of various activities. During the 2006 first quarter the Company acquired two nursing homes in Pennsylvania (417 beds); closed an assisted living facility in Oregon (45 units) to convert it to a nursing facility; and designated two assisted living facilities, one in Washington and one in Texas, as held for sale (123 units).
The Company has a significant presence (more than 10% of its resident capacity) in each of two states in the U.S. – Ohio and Pennsylvania – as well as in Canada in Ontario. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for the regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the 2006 first quarter was 91.4% compared to 93.5% in the 2005 first quarter and 92.5% for the year ended December 31, 2005.
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services, are a risk to the Company. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.

Extendicare Inc. March 2006	1

Extendicare has made remarkable progress over the past few years at the operational level. In 2005, the Company achieved a fourth consecutive year of growth in earnings before income taxes, and continued to strengthen its operations and expand its long-term care business. Through the acquisition of ALC at the end of January 2005, the Company became the fifth largest assisted living provider in the United States.
In February 2006, the Board of Directors announced the appointment of a committee of independent directors to review and consider various structures and alternatives that could provide value to shareholders. The Board believed that the Company’s share price had not been reflective of its underlying operational performance. A sale or reorganization of all or part of the Company are among the alternatives being explored. The Company has retained legal counsel and Lehman Brothers and CIBC World Markets as its investment advisors. While the Company gives no assurance that a transaction will be concluded, its Board felt it prudent to pursue these initiatives. A sale or reorganization of all or part of the Company may impact its future strategy and business operations. However, it is the Company’s intention to accomplish any strategic initiative in a manner that will maintain its commitment of quality patient care, preserve its strong relationship with employees and ensure continual success of its business operations.
The key business goals that have contributed to the Company’s success over the past few years have been to:
•	provide quality, clinically-based services;

•	strengthen both Medicare and total average daily census;

•	increase market share of Canadian home health care operations;

•	improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities;

•	expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services;

•	increase operating efficiency; and manage resident care liability claim settlements.
The Company will continue to focus on the key drivers of its success as it undertakes the Board’s directive to explore strategic alternatives.
One of the major factors contributing to the improved performance of the U.S. operations has been management’s focus on driving revenue through growth in average daily census (ADC), particularly Medicare ADC. As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census. These initiatives have resulted in improved Medicare census results for 2004 and 2005.
In preparation for the January 1, 2006, changes to the Resource Utilization Groupings (RUGs) classifications implemented by the Centers for Medicare & Medicaid Services, or CMS, EHSI refocused its marketing strategies to target residents requiring short-term rehabilitative services and trained its clinical staff to ensure the Company could accurately assess its residents in accordance with the changes made in the RUGs classification system. As a result, though EHSI experienced a decline in census, the Company was successful in not only recovering the loss from the RUGs Refinement enhancements, but also increasing its Medicare rates. Despite the loss of the RUGs Refinement enhancements, EHSI’s average Medicare Part A rate increased from US$362.75 in the 2005 fourth quarter to US$367.06 in the 2006 first quarter.
The following table provides same-facility ADC for Medicare patients, and total residents served in EHSI’s nursing homes for the last eight quarters.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2005	2004	2005	2004	2005	2004

Medicare ADC	2,345	2,433	2,443	2,072	2,233	2,064	2,216	2,133
Total ADC	12,621	12,823	12,684	12,387	12,664	12,643	12,661	12,690

Extendicare Inc. March 2006	2

Due to the refocus of EHSI’s marketing of short-term rehabilitative residents, EHSI’s Medicare census on a same-facility basis decreased 3.6% to 2,345 ADC in the 2006 first quarter compared to 2,433 in the 2005 first quarter. However, EHSI’s Medicare ADC increased 5.8% in comparison to the 2005 fourth quarter, which is the normal trend between these two quarters. In addition, total U.S. nursing home census on a same-facility basis declined 1.6% to 12,621 in the 2006 first quarter, compared to 12,823 in the 2005 first quarter, and declined 0.3% in comparison to 12,661 in the 2005 fourth quarter.
For further details on the significant transactions occurring in 2006, refer to “Significant Developments in 2006”, and for an analysis of the Company’s financial results, refer to the discussions under “Summary of Quarterly Results” and “2006 First Quarter Results”.
Critical Accounting Policies and Estimates
Readers should refer to the MD&A of the Company’s 2005 Annual Report for a full discussion of the Company’s critical accounting policies and estimates. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes in accounting policies or management’s estimates, they are discussed under “Significant Developments in 2006” and under “Changes in Accounting Policies”. Management considers an understanding of the Company’s accounting policies to be essential to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There is measurement uncertainty relating to the accounting policies applied to: revenue recognition and the valuation of accounts receivable; the valuation of assets and determination of asset impairment; the measurement of acquired assets and assumed liabilities in business combinations; the accrual for self-insured liabilities; and the accounting for future tax assets and liabilities.
Significant Developments in 2006
Update of U.S. Legislative Actions Affecting Revenue
The majority of the Company’s operations are in the United States where 73.3% of its revenue for the 2006 first quarter was earned. EHSI receives payment for its services and products from the federal (Medicare) and state (Medicaid) medical assistance programs, as well as from private payors. Private-pay revenue includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.
Medicaid rates are generally lower than rates earned from Medicare or private/other sources. Therefore, the Company considers Quality Mix an important performance measurement indicator, where “Quality Mix” is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, the Company focuses on short-term stay programs and services for its nursing home operations.
The following table sets forth EHSI’s percentage of nursing and assisted living facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding revenue settlement adjustments.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2005	2004	2005	2004	2005	2004

Medicare	28.9%	30.7%	29.0%	31.4%	27.4%	30.4%	28.1%	31.9%
Private/other	28.0	24.7	27.5	20.9	27.7	20.6	27.5	19.4

Quality Mix	56.9	55.4	56.5	52.3	55.1	51.0	55.6	51.3
Medicaid	43.1	44.6	43.5	47.7	44.9	49.0	44.4	48.7

The increase in the proportion of private/other revenue is primarily due to the January 31, 2005 acquisition of ALC. For the 2006 first quarter, assisted living facilities, including ALC, earned approximately 79% of total revenue from private-pay residents, while nursing operations earned approximately 16% of total revenue from private-pay residents.

Extendicare Inc. March 2006	3

Medicare Funding
Effective January 1, 2006, CMS terminated the funding of the RUGs Refinements enhancements. In conjunction with this change, CMS expanded the 44 RUGs classifications to 53, providing nine new RUGs classifications to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, effective January 1, 2006, CMS also increased RUGS rates in the nursing and therapy components of the case mix index for all 53 RUGs rates. Despite the loss of the RUGs Refinements, EHSI’s average daily Medicare Part A rate increased from US$362.75 in the 2005 fourth quarter to US$367.06 in the 2006 first quarter due to refocused strategies to target residents requiring short-term rehabilitative services. Approximately 35.1% of EHSI’s Medicare census was classified into the nine new RUGs classifications, and the percentage of therapy residents increased from 79.8% in the 2005 fourth quarter to 82.5% in the 2006 first quarter.
The Medicare Part D benefit that arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003 was implemented by CMS effective January 1, 2006, and provides access to prescription drug coverage for Medicare beneficiaries. Medicare Part D is a voluntary drug benefit, except for dually eligible Medicare and Medicaid residents, who must enrol in the program. The program provides a prescription drug benefit through a fee-for-service prescription drug plan, or PDP. For a premium, eligible residents will have their drug costs administered through a government contracted PDP provider, who will negotiate contracts with the institutional pharmacies, including Omnicare, Inc. (Omnicare), which provides pharmacy services to the majority of EHSI’s nursing facilities. Omnicare had contracted with the majority of all PDPs, to which EHSI’s residents would subscribe. However, EHSI could be faced with incremental drug and administrative costs both in the conversion period to the Medicare Part D plan, and subsequently, as PDPs exercise their strategies to manage drug costs on behalf of their subscribers.
Effective January 1, 2006, CMS reduced its level of reimbursement from 100% to 70% for Part A co-insurance bad debts involving residents who are not dually eligible for Medicare and Medicaid. Based upon EHSI’s population of non-dually eligible residents, the estimated annual impact of this change would reduce Medicare revenue by $0.6 million (US$0.5 million). EHSI continues to be reimbursed for all remaining Part A co-insurance bad debts that amount to approximately $16.9 million (US$14.7 million) per year. However, CMS continues to consider a reduction of the reimbursement level for all Part A co-insurance bad debts for dually eligible residents.
Effective January 1, 2006, CMS implemented a cap on Part B therapy services of US$1,740 per annum for physical and speech therapy, and a second cap of US$1,740 for occupational therapy. However, the Budget Refinement Act of 2005 established a one-year exception process to the therapy caps for individuals who can prove medical necessity for the therapy. The one-year exception process applies to the majority of EHSI’s residents requiring Part B therapy services and therefore there has been no significant reduction in the Company’s Part B therapy revenue. Effective January 2007, the exception process will be removed unless extended by U.S. Congress or CMS.
Medicaid Rates
EHSI receives new annual Medicaid rates effective July 1st in seven of the eleven states where it operates nursing facilities. Several states in which EHSI operates have received approval from CMS for plan amendments and waivers, which increase the level of federal funding for the states’ Medicaid programs, and provide nursing facilities with revenue rate increases to offset new or increased provider taxes. In July 2005, EHSI did not receive an increase in rates in Ohio or Wisconsin, and the estimated weighted average increase for the seven states was less than 1.5%, exclusive of changes in case mix indices, provider tax changes, and other controllable factors. As a result of these increases, which were below the rate of inflation, EHSI’s margins were negatively impacted. Both Pennsylvania and Ohio have announced that new reimbursement systems will be implemented effective July 1, 2006.
Effective January 1, 2006, the State of Indiana has implemented a Medicaid rate reduction that amounts to approximately $2.4 million (US$2.1 million) per annum, and applies to the 18-month period ended June 30, 2007. During this period the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.

Extendicare Inc. March 2006	4

Update of Canadian Legislative Actions Affecting Revenue
In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services.
Ontario Long-term Care Legislation
The Ontario government is in the process of preparing a new consolidated Long-Term Care Homes Act. Ontario’s long-term care homes are currently governed by three separate pieces of legislation (Nursing Homes Act, Homes for the Aged and Rest Homes Act and Charitable Institutions Act). Through consolidation, the government expects that the single piece of legislation will ensure uniform standards and accountability. The contents of the proposed legislation are not known at this time. Therefore, to the extent it may differ from current legislation, there can be no assurance as to the impact it may have on the long-term care industry.
Ontario Long-term Care Funding
In March 2006, the government announced the annual acuity-based funding increase to take effect April 1, 2006, based on the 2005 resident classification results which showed an acuity increase of 1.98%. In April 2006, the government further announced an increase in funding for long-term care homes, effective April 1, 2006, of $29.0 million to help manage the rising cost of labour within the flow-through envelopes (specifically the nursing and personal care (nursing) and programming and support services (program) envelopes). ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments will provide increased annual revenue of approximately $4.4 million, which will be offset by additional costs of resident care.
Alberta Long-term Care Funding
The Alberta government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Effective April 1, 2005, long-term care providers received annual inflationary increases. On July 1, 2005, the annual funding adjustments for the case mix index (a measure of the level of care required by the resident population of the facility) occurred. Further funding changes announced on that date took effect January 1, 2006, to fund a required increase in nursing hours of care. Based on the number of long-term care beds that ECI operates in Alberta, ECI estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, and increasing to approximately $4.4 million on January 1, 2006. Most of this funding is directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.
Ontario Home Care Funding
The 2004 Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004, targeted towards acute home care, end-of-life care and chronic home care services. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients.
On May 1, 2006, the Ontario government further announced funding increases of $117.8 million to improve home care, of which $30.0 million would be used to implement recommendations from a comprehensive review (the “Caplan Report”) of the Community Care Access Centre Procurement Process. The announcement stated it was the intention of the government to implement 68 of 70 recommendations from the Caplan Report, which is intended to improve the procurement model with open and transparent practices, improve the quality and continuity of care, and support home care workforce stability. It is too early to assess how the timing and implementation of these recommendations will impact Extendicare’s home health care operations, but the Company is hopeful that volumes will continue to improve, and that funding directed to implement the Caplan Report’s recommendations will be sufficient. As a result of the review being conducted, the Ontario government froze the home health care Request For Proposal (RFP) process in the fall of 2004, allowing those due to expire to be extended pending the completion of the review. RFPs are expected to resume in 2007 under a new template.

Extendicare Inc. March 2006	5

Acquisitions and Construction
On March 1, 2006, EHSI completed the acquisition of two nursing facilities (417 beds) in Pennsylvania for cash of $28.1 million (US$24.7 million). The preliminary allocation of the purchase price resulted in $2.5 million (US$2.2 million) assigned to goodwill and $0.2 million (US$0.2 million) assigned to resident relationships, which are classified as other intangible assets. The Company will complete its valuation of net assets acquired by December 31, 2006. Based on this final valuation, the purchase price allocation for accounting purposes may be adjusted in future periods.
EHSI is in the process of completing a two-phase construction program. Phase I consisted of seven projects, which have now been completed, to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Four of the projects were completed in 2004, representing 20 nursing beds and 86 assisted living units; two projects were completed in 2005, representing facility additions for 18 nursing beds and 25 assisted living units; and the last was completed in the first quarter of 2006 to add 16 assisted living units. Phase II represents 12 projects for 264 assisted living units and 153 nursing beds to be completed during 2005 through 2007. Six of these projects were completed in 2005, adding three new assisted living facilities (150 units), and increasing the capacity at three assisted living facilities by 71 units.
ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 220-bed project, net of government grants, is approximately $25.0 million. ECI has currently entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.
Valuation Adjustment on Interest Rate Caps
The Company recorded a pre-tax recovery in the 2006 first quarter of $0.1 million related to the valuation of EHSI’s interest rate caps, compared to a loss of $1.6 million in the 2005 first quarter. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275.0 million. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes, and therefore are required to be adjusted to market value each reporting period, with the change reported in earnings.
Loss (Gain) from Restructuring Charges, Asset Disposals and Other Items
The Company reported an overall pre-tax charge of $1.9 million related primarily to restructuring costs associated with management’s review of strategic initiatives, partially offset by a gain on disposal of Omnicare shares. In comparison, in the 2005 first quarter, the Company recorded a pre-tax gain of $0.2 million mainly associated with the disposal of miscellaneous assets.

	March 31
(millions of dollars)	2006	2005

U.S. Operations
Loss (gain) on investment	(0.3)	—
Other	—	(0.2)
Canadian Operations
Provision for restructuring costs	2.2	—

	1.9	(0.2)

Discontinued Operations
Texas and Washington Assisted Living Properties
In the first quarter of 2006, due to poor financial performance and future capital needs of the facility, EHSI decided to close an assisted living facility, located in Texas (60 units) and actively pursue the disposition of the property. As a result, the Company has classified the financial results of this facility to discontinued operations and recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million. In addition, the lease term for an assisted living facility in Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until April 30, 2006. As a result, the financial results of this facility have been reclassified to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.

Extendicare Inc. March 2006	6

Minnesota Nursing Properties
Of the three Minnesota nursing properties included in discontinued operations at the end of December 2005, one of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1.4 million (US$1.2 million), which resulted in a pre-tax recovery of $1.1 million (US$0.9 million). At March 31, 2006, the carrying value of the two remaining properties of $1.3 million (US$1.1 million) was included in assets held for sale. In April 2006, one of these properties was sold for US$0.5 million, which resulted in a pre-tax recovery of US$0.2 million.
Wisconsin Nursing Facility
In December 2005 EHSI sold its Lakeside nursing facility, located in Chippewa Falls, Wisconsin. The facility, which was formerly leased to an operator, was classified as a discontinued operation. In the 2006 first quarter, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million) pertaining to the period that EHSI operated the facility, which was included in the loss from discontinued operations.
The Company has reported the results of all of these operations and the related pre-tax gains (or losses) from impairment charges and dispositions as discontinued operations and the prior periods were restated. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the three months ended March 31, 2006.
Investment in Crown Life Insurance Company
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At March 31, 2006, the Company’s carrying value of its investment was $75.4 million (December 31, 2005 – $73.8 million), which equated to Extendicare’s share of Crown Life’s book value. Dividends from Crown Life are at the discretion of its board of directors. There were no dividends received in the first quarter of 2006 or for the year 2005.
In 1998, an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders also provide that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the “second closing”). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process could take up to eight months to complete and requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s principal shareholders if the liabilities are settled for less than the holdback amount. In view of the process described above, it is not possible at this time to estimate when the second closing may be finalized.
Other
EHSI has a preferred provider agreement with Omnicare to provide pharmacy services to all of EHSI’s nursing facilities. In 2002 Omnicare requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.

Extendicare Inc. March 2006	7

Summary of Quarterly Results
The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
otherwise noted)	2006	2005	2005	2004	2005	2004	2005	2004

Revenue	489,049	480,836	511,353	432,348	487,188	436,642	489,847	419,074
EBITDA (1)	56,482	60,435	79,868	58,850	67,657	64,374	59,784	56,126

Earnings from continuing health care operations before undernoted (1)	15,565	19,241	28,311	21,695	21,444	24,539	23,569	24,680
Valuation adjustment on interest rate caps, net of income tax	70	(968)	(708)	(3,661)	89	(1,592)	221	(1,143)
Gain (loss) from restructuring charges, asset disposals, and other items, net of income tax	(1,228)	127	475	(239)	7,474	(3,141)	(1,511)	248
Prior year tax benefit	—	—	—	—	—	—	—	38,968
Share of equity accounted earnings	850	606	1,683	584	764	1,083	875	5,256

Earnings from continuing operations	15,257	19,006	29,761	18,379	29,771	20,889	23,154	68,009
Loss from discontinued operations, net of income taxes	(1,539)	(1,073)	(4,750)	(271)	(1,021)	(1,505)	(653)	(9,318)

Net earnings	13,718	17,933	25,011	18,108	28,750	19,384	22,501	58,691

Components of Diluted
Earnings (Loss) per
Share ($) (2)
Continuing health care operations before undernoted	0.23	0.27	0.40	0.31	0.31	0.35	0.34	0.35
Valuation adjustment on interest rate caps	—	(0.01)	(0.01)	(0.05)	—	(0.03)	—	(0.01)
Gain (loss) from restructuring charges, asset disposals, and other items	(0.02)	—	0.01	(0.01)	0.10	(0.04)	(0.02)	(0.01)
Prior year tax benefit	—	—	—	—	—	—	—	0.56
Share of equity accounted earnings	0.01	0.01	0.02	0.01	0.01	0.02	0.02	0.07

	0.22	0.27	0.42	0.26	0.42	0.30	0.34	0.96
Loss from discontinued operations, net of income taxes	(0.02)	(0.02)	(0.06)	(0.01)	(0.01)	(0.02)	(0.02)	(0.13)

Net earnings	0.20	0.25	0.36	0.25	0.41	0.28	0.32	0.83

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per share prior to the Subordinate Voting Share preferential dividend.

(3)	Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.
Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from restructuring charges, asset disposals, and other items”. These line items are reported separately because they relate to the change in the fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for restructuring costs and ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately and excludes them from EBITDA, because such items are transitional in nature and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service

Extendicare Inc. March 2006	8

debt and meet other payment obligations, or as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and to make financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.
The Company has also reported separately a “prior year tax benefit” in the fourth quarter of 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period. In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
The following is a reconciliation of earnings from continuing health care operations before income taxes and EBITDA for each of the eight most recently completed quarters.

	First Quarter			Second Quarter		Third Quarter			Fourth Quarter
(millions of dollars)	2006		2005	2005	2004	2005	2004		2005	2004

Earnings from continuing health care operations before income taxes	21.5		30.1	45.2	27.1	46.0	31.2		25.9	34.5
Add (deduct)
Depreciation and amortization	16.9		14.7	18.0	14.0	17.5	13.5		16.7	13.3
Accretion expense	0.3		0.3	0.3	0.3	0.3	0.3		0.3	0.3
Interest, net	15.9		13.9	16.0	9.7	15.9	11.3		13.9	6.3
Valuation adjustment on interest rate caps	(0.1)		1.6	1.2	5.9	(0.2)	2.6		(0.3)	1.9
Loss (gain) from restructuring charges, asset disposals and other items	1.9		(0.2)	(0.8)	1.8	(11.9)	5.4		3.3	(0.2)

EBITDA	56.5	(2)	60.4	79.9	58.8	67.7 (2)	64.4	(2)	59.8	56.1

(1)	Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.

(2)	Does not add due to rounding.

Extendicare Inc. March 2006	9

Impact of Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 73.3% of total revenue in the 2006 first quarter. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant negative effect on the Company’s earnings in comparison to the first quarter of 2005.
The table below illustrates the changes in the average exchange rates used in translating the U.S. results for the 2006 and 2005 first quarters, and its effect on the 2006 first quarter results.

First Quarter	2006	2005

Average US/Canadian dollar exchange rate	1.1547	1.2267

Effect on 2006 First Quarter (millions of dollars)

Revenue	(22.4)
EBITDA	(3.0)
Net earnings	(0.8)

2006 First Quarter Results

			Change			Change
	Q1	Q1	Q1/06 over		Q4	Q1/06 over
(millions of dollars unless otherwise noted)	2006	2005	Q1/05		2005	Q4/05

Earnings from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	12.7	13.1	(0.4)		12.1	0.6
Translation to Canadian dollars	2.0	3.0			2.1

U.S. operations (C$)	14.7	16.1	(1.4)		14.2	0.5
Canadian operations	(0.3)	2.3	(2.6)		8.1	(8.4)

	14.4	18.4	(4.0)		22.3	(7.9)
Share of equity accounted earnings	0.9	0.6	0.3		0.9	—

Earnings from continuing operations	15.3	19.0	(3.7)		23.2	(7.9)
Loss from discontinued operations, net of income taxes	(1.5)	(1.1)	(0.4)		(0.7)	(0.8)

Net earnings	13.7 (1)	17.9	(4.2	)(1)	22.5	(8.8	)(1)

Diluted Earnings per Subordinate Voting Share ($)
Earnings from continuing operations	0.22	0.28			0.33
Net earnings	0.20	0.26			0.32

Average US/Canadian dollar exchange rate	1.1547	1.2267			1.1748

(1)	Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.1547 for the 2006 first quarter, 1.2267 for the 2005 first quarter and 1.1748 for the 2005 fourth quarter. Net earnings for the 2006 first quarter were negatively impacted by $0.8 million as a result of applying the lower 2006 average foreign exchange rate versus the 2005 rate on translation of the U.S. operations.
Extendicare’s earnings from continuing operations for the 2006 first quarter were $15.3 million ($0.22 per diluted Subordinate Voting Share) compared to $19.0 million ($0.28 per diluted Subordinate Voting Share) in the 2005 first quarter. The share of equity accounted earnings was $0.9 million compared to $0.6 million. Earnings from continuing health care operations were $14.4 million compared to $18.4 million, representing a decline of $4.0 million, of which $2.6 million was from the Canadian operations and $1.4 million from the U.S. operations, and resulted from a number of items described below.
The 2006 first quarter results included a pre-tax $1.9 million loss from restructuring charges, asset disposals and other items compared to a $0.2 million gain in the 2005 first quarter. This negative variance was almost offset by the favourable change in the valuation allowance for interest rate caps, which was a pre-tax gain of $0.1 million in the 2006 first quarter compared to a pre-tax loss of $1.6 million in the 2005 first quarter.

Extendicare Inc. March 2006	10

The Company’s Canadian operations recorded a loss from continuing operations of $0.3 million in the 2006 first quarter compared to earnings of $2.3 million in the 2005 first quarter. The 2006 first quarter results included a pre-tax charge of $2.2 million ($1.4 million after tax) for restructuring costs associated with management’s review of strategic alternatives. In addition, as a result of the increase in the Company’s share price, the 2006 first quarter results included a higher provision for tandem share appreciation rights, of which the portion charged to the Canadian operations was pre-tax $1.9 million ($1.2 million after tax).
Earnings from continuing U.S. operations were $14.7 million in the 2006 first quarter compared to $16.1 million in the 2005 first quarter, representing a decline of $1.4 million, of which $0.9 million was due to the stronger Canadian dollar. The 2005 first quarter results included pre-tax prior period Medicaid settlement adjustments of $4.5 million (US$3.6 million) compared to $1.5 million (US$1.3 million) recorded in the 2006 first quarter. The contribution from newly acquired or constructed facilities and from nursing home funding increases was primarily offset by increased costs of care, and lower overall occupancy in the U.S. operations between quarters.
In comparison to the 2005 fourth quarter results, earnings from continuing health care operations declined $7.9 million from $22.3 million. A number of items resulted in unfavourable after-tax variances totalling $8.5 million related to: a charge of $1.4 million (pre-tax $2.2 million) for restructuring costs in the 2006 first quarter; an increase in share appreciation costs of $2.7 million (pre-tax $4.3 million); a favourable tax credit of $2.8 million recorded in the 2005 fourth quarter; and a lower gain on disposal of Omnicare shares of $1.6 million (pre-tax $1.9 million) between quarters. Remaining operations improved from the 2005 fourth quarter due primarily to an increase in overall census and higher rates, partially offset by higher utility costs, timing of spending under the Ontario nursing home envelopes, an increase in fines and penalties, the home health care flu program conducted in the fourth quarter, and two less days in the current quarter.
Discontinued Operations
The loss from discontinued operations was $1.5 million in the 2006 first quarter compared to $1.1 million in the 2005 first quarter. The 2006 first quarter results included a pre-tax impairment charge of $2.0 million and a pre-tax recovery of $1.1 million on the sale of assets, with no such items in the 2005 first quarter results. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the three months ended March 31, 2006.
Revenue
Revenue from continuing operations increased $8.2 million, or 1.7%, to $489.0 million in the 2006 first quarter compared to $480.8 million in the 2005 first quarter. Newly acquired or constructed facilities generated revenue of $63.4 million in the 2006 first quarter and $35.9 million in the 2005 first quarter, for a net improvement of $27.5 million. In addition, prior period settlement adjustments were lower by $19.3 million, with $1.5 million received in the 2006 first quarter compared to $20.8 million in the 2005 first quarter, and the stronger Canadian dollar negatively impacted remaining revenue by $18.3 million. Excluding these items, revenue improved between periods by $18.3 million.

			Change			Change
	Q1	Q1	Q1/06 over	Change	Q4	Q1/06 over
(millions of dollars unless otherwise noted)	2006	2005	Q1/05	(%)	2005	Q4/05

Revenue
U.S. operations in its functional currency (US$)	310.4	290.3	20.1	6.9	300.6	9.8
Translation to Canadian dollars	48.0	65.8			52.5

U.S. operations (C$)	358.4	356.1	2.3	0.6	353.1	5.3
Canadian operations	130.6	124.7	5.9	4.7	136.7	(6.1)

	489.0	480.8	8.2	1.7	489.8	(0.8)

Extendicare Inc. March 2006	11

Revenue – U.S. Operations
Revenue from U.S. operations grew 6.9% in its functional currency to US$310.4 million in the 2006 first quarter from US$290.3 million in the 2005 first quarter. Excluding an improvement of US$25.7 million from newly acquired or constructed facilities, revenue on a same-facility basis declined by US$5.5 million because of favourable settlement adjustments received in the 2005 first quarter of US$16.9 million compared to US$1.3 million in the 2006 first quarter. Prior to these settlement adjustments, revenue grew by US$10.1 million, or 4.2%, primarily due to increases in average rates, partially offset by lower nursing home occupancy.
The following table provides further details of the change in revenue from same-facility U.S. operations.

(US$ millions)

12.0	–	increase in average nursing home rates (Medicare $5.8 million, Medicaid $3.2 million, and private/other $3.0 million)
(4.5)	–	decrease in nursing home resident census (Medicare $(2.7) million, Medicaid $(0.4) million, and private/other $(1.4) million)
0.8	–	increase in assisted living revenue, primarily due to higher rates
1.8	–	increase in other revenue

10.1
(15.6)	–	decline in prior period revenue adjustments ($1.3 million in 2006 compared to $16.9 million in 2005)

(5.5)

In comparison to the 2005 fourth quarter, revenue from U.S. operations grew by US$9.8 million from US$300.6 million. Excluding an improvement of US$5.0 million from newly acquired or constructed facilities, revenue on a same-facility basis improved by US$4.8 million. These improvements were derived from: US$1.9 million improvement in overall census (higher Medicare census, partially offset by lower Medicaid and private census); US$5.0 million increase in average rates (US$3.1 million was from private payor rates); US$1.3 million of favourable settlement adjustments; and other improvements of US$1.5 million, partially offset by the impact of two less days in the quarter of US$4.9 million.
Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

			Change		Change
	Q1	Q1	Q1/06 over	Q4	Q1/06 over
U.S. Nursing Home Operating Statistics	2006	2005	Q1/05 (%)	2005	Q4/05 (%)

Average daily census (same-facility basis)
Medicare	2,345	2,433	(3.6)	2,216	5.8
Private/other	1,916	2,000	(4.2)	1,984	(3.4)
Medicaid	8,360	8,390	(0.4)	8,461	(1.2)

Total	12,621	12,823	(1.6)	12,661	(0.3)

Medicare as a percent of total census (same-facility basis)	18.6	19.0		17.5
Medicaid as a percent of total census (same-facility basis)	66.2	65.4		66.8

Average percentage occupancy (same-facility basis)	92.4	93.5		92.6

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	396.63	370.69	7.0	396.03	0.2
Private/other	217.30	196.35	10.7	198.55	9.4
Medicaid	150.52	145.04	3.8	148.79	1.2
Medicare Part A	367.06	340.12	7.9	362.75	1.2

(1)	Excludes prior period settlement adjustments.
EHSI’s average daily Medicare Part A rate increased 7.9% to US$367.06 in the 2006 first quarter from US$340.12 in the 2005 first quarter, of which 3.1% resulted from the October 2005 market basket increase. The balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006. For further details, refer to “Significant Developments in 2006 – Medicare Funding”.

Extendicare Inc. March 2006	12

Excluding the impact of the prior period Medicaid settlement adjustments, the Company’s average Medicaid rate increased 3.8% from the 2005 first quarter, and included rate increases related to and offset by state provider taxes that are included in operating expense. Net of the higher state provider taxes, the average Medicaid rate increased 2.3% over the 2005 first quarter. The majority of this increase was reflective of improvements in case mix indices associated with the higher acuity levels of the resident mix, and therefore, state implemented Medicaid rate increases were estimated at less than 1.5%, or below inflation.
Revenue – Canadian Operations
Revenue from Canadian operations grew $5.9 million, or 4.7%, in the 2006 first quarter compared to the 2005 first quarter. Of this improvement, $3.3 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $2.6 million, or 8.7%, due to a 7.5% increase in hours of service and 1.2% increase in average rates.
In comparison to the 2005 fourth quarter, revenue from Canadian operations declined by $6.1 million. Nursing home revenue was lower by $5.6 million primarily because of the timing of revenue recognition and spending under the Ontario nursing and program flow-through envelopes, and because there were two less days in the quarter. Home health care revenue declined slightly due to the flu program, which is only conducted in the fall of each year. Home health care hours provided showed improvement despite the two less days, and were 1,181.6 in the 2006 first quarter compared to 1,179.0 in the 2005 fourth quarter.
EBITDA
EBITDA declined $3.9 million to $56.5 million in the 2006 first quarter from $60.4 million in the 2005 first quarter, and as a percent of revenue was 11.5% compared to 12.6%. Newly acquired or constructed facilities improved EBITDA by $6.2 million between quarters, while the stronger Canadian dollar negatively impacted the comparison of earnings on a same-facility basis by $2.2 million. Prior to these items, EBITDA was lower by $7.9 million, of which $5.8 million was attributable to the U.S. operations and $2.1 million from the Canadian operations. Results for the 2006 first quarter were unfavourably impacted by: $3.0 million increase in the accrual for tandem share appreciation rights; lower prior period settlement adjustments of $2.9 million; increased costs of care; and lower overall occupancy in the U.S. operations between quarters.

					Change			Change
	Q1	% of	Q1	% of	Q1/06 over	Change	Q4	Q1/06 over
(millions of dollars unless otherwise noted)	2006	revenue	2005	revenue	Q1/05	(%)	2005	Q4/05

EBITDA
U.S. operations in its functional currency (US$)	42.2	13.6	41.2	14.2	1.0	2.4	40.8	1.4
Translation to Canadian dollars	6.5		9.3				6.9

U.S. operations (C$)	48.7	13.6	50.5	14.2	(1.8)	(3.6)	47.7	1.0
Canadian operations	7.8	6.0	9.9	7.9	(2.1)	(21.2)	12.1	(4.3)

	56.5	11.5	60.4	12.6	(3.9)	(6.5)	59.8	(3.3)

Average US/Canadian dollar exchange rate	1.1547		1.2267

Extendicare Inc. March 2006	13

EBITDA – U.S. Operations
U.S. EBITDA increased to US$42.2 million in the 2006 first quarter from US$41.2 million in the 2005 first quarter, and as a percent of revenue was 13.6% compared to 14.2%. Excluding the improvement between periods of US$5.7 million attributable to newly acquired or constructed facilities, EBITDA from same-facility operations declined by US$4.7 million to US$31.1 million in the 2006 first quarter from US$35.8 million in the 2005 first quarter. The decline in revenue from same-facility operations of US$5.5 million discussed above was partially offset by lower operating, administrative and lease costs of US$0.8 million, as detailed in the table below.

(US$ millions)

6.9	–	increase in labour-related costs of approximately 4.6%, of which $0.9 million was for share appreciation rights
1.6	–	higher state assessments and bed taxes imposed in association with the Medicaid funding changes
1.0	–	higher utility, travel and phone costs
0.9	–	higher costs for fines and penalties
0.9	–	increase in provisions for bad debts
0.4	–	increase in professional fees
0.8	–	rise in other costs

12.5
(13.3)	–	decline in prior period settlement adjustments for provider tax expense incurred in the 2005 first quarter

(0.8)

Labour costs for the U.S. operations in the first quarter quarters of 2006 and 2005 represented 69.6% and 67.9% of combined operating and administrative costs, and represented 58.9% and 57.2% of revenue, respectively. The calculations for the 2005 first quarter figures were lower than normal because of the significant amount of prior period settlement adjustments included in revenue and operating costs. If these were excluded, the 2005 first quarter labour costs represented 71.8% of operating and administrative costs and 60.7% of revenue.
Increases in labour costs were primarily driven by enhanced wages and benefits offered to attract and/or retain therapists, as part of EHSI’s strategy to focus on Medicare rehabilitative residents. In addition, labour costs included an increase of US$0.9 million in the accrual for share appreciation rights, as a result of the rise in the Company’s stock price. State assessments and bed taxes increased primarily as a result of the Pennsylvania and Indiana state plan amendments. Bad debts increased in certain states due to increased scrutiny for residents applying for Medicaid funding.
In comparison to the 2005 fourth quarter, U.S. EBITDA improved by US$1.4 million from US$40.8 million, and as a percent of revenue remained unchanged at 13.6%. This improvement was due to an increase in overall census and higher rates, partially offset by higher operating costs, and two less days in the quarter. The accrual for share appreciation rights was higher by US$1.3 million, fines and penalties were US$1.0 million higher, and utility costs increased by US$0.7 million.
EBITDA – Canadian Operations
EBITDA from Canadian operations declined $2.1 million to $7.8 million in the 2006 first quarter from $9.9 million in the 2005 first quarter. Results for the 2006 first quarter were unfavourably impacted by a $1.9 million increase in accrual for share appreciation rights, and a $0.4 million property tax funding adjustment received in the 2005 first quarter. The $5.9 million improvement in revenue was offset by higher operating, administrative and lease costs of $8.0 million. Labour costs accounted for $6.9 million of this increase, represented by the higher accrual for share appreciation rights, nursing home wage cost increases tied to funding enhancements, and increased home health care hours of service. For the Canadian operations, labour costs represented 82.5% and 82.3% of combined operating and administrative costs in the first quarters of 2006 and 2005, respectively. As a percent of revenue, labour costs were 77.1% and 75.2%, respectively.

Extendicare Inc. March 2006	14

In comparison to the 2005 fourth quarter, EBITDA from Canadian operations declined $4.3 million from $12.1 million. The comparison of the quarters was impacted by a number of items. The accrual for share appreciation rights was higher by $2.8 million in comparing quarters ($2.3 million accrued in the 2006 first quarter compared to a credit of $0.5 million in the 2005 fourth quarter). Utility costs were up $0.9 million, which is typical as a result of the colder months. The timing of spending under the nursing and program envelopes resulted in lower EBITDA of $0.2 million. The home health care flu program earned $0.5 million, which is conducted only in the fourth quarter, and the 2005 fourth quarter earnings included a prior period property tax funding adjustment of $0.4 million.
Depreciation, Amortization and Accretion
Depreciation, amortization and accretion costs were up by $2.2 million in the 2006 first quarter from the 2005 first quarter. Acquisitions increased depreciation and amortization costs by $1.9 million, which included $0.6 million for the amortization of resident relationships.
Interest
Net interest costs for the 2006 first quarter were up $2.0 million from the 2005 first quarter, primarily due to an increase in the six-month LIBOR, and the acquisition of ALC.
Income Taxes
The Company reported a tax provision of $7.1 million, representing an effective tax rate of 33%, in the 2006 first quarter, compared to $11.8 million, representing an effective tax rate of 39%, in the 2005 first quarter. The decline in the effective tax rate in the 2006 first quarter was primarily due to the expiration of certain statutes of limitations of U.S. tax liabilities.
Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $0.9 million in the 2006 first quarter compared to $0.6 million in the 2005 first quarter.
Liquidity and Capital Resources
Sources and Uses of Cash
At March 31, 2006, the Company had cash and cash equivalents of $41.8 million compared with $22.6 million at December 31, 2005.
Cash flow provided by operations was $31.5 million in the 2006 first quarter compared to $15.0 million in the 2005 first quarter. The $16.5 million improvement was primarily due to changes in operating assets and liabilities. The 2005 first quarter cash from operations was negatively impacted by a delay in receipt of the Medicaid settlement receivables.
Cash used in investing activities was $37.7 million in the 2006 first quarter compared to $185.5 million in the 2005 first quarter, with the change primarily due to acquisitions. Acquisition costs of $28.1 million in the 2006 first quarter related to the purchase of two Pennsylvania nursing homes, compared to $170.9 million in the 2005 first quarter for the acquisition of ALC. Property and equipment expenditures, excluding acquisitions, were $13.8 million in the 2006 first quarter compared to $16.1 million in the 2005 first quarter. The portion of these expenditures related to the growth of the business – such as construction of facilities and bed additions – was approximately $2.7 million compared to $7.0 million in the 2005 first quarter, and related primarily to the Company’s U.S. construction program. Non-growth capital expenditures increased to $11.1 million from $9.1 million, primarily associated with the increase in operational facilities. Net proceeds from dispositions of $1.4 million in the 2006 first quarter related to the disposal of a U.S. nursing home held for sale. Other investment assets generated proceeds of $2.8 million compared to $1.4 million, with the increase primarily due to proceeds from the sale of Omnicare shares.
Financing activities provided cash of $25.2 million in the 2006 first quarter compared to $60.2 million in the 2005 first quarter. During the 2006 first quarter the Company drew $25.4 million (US$22.0 million) on its U.S. line of credit to fund acquisitions. Likewise, the 2005 first quarter financing activity related primarily to the acquisition of ALC. The increase in dividends paid in the 2006 first quarter of $3.3 million compared to $0.2 million in the 2005 first quarter, related to common share dividends, which have been paid on a quarterly basis since May 2005.

Extendicare Inc. March 2006	15

Capital Structure

	March 31	Dec. 31
(millions of dollars unless otherwise noted)	2006	2005

Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	292.4	292.0
Preferred shares	16.9	16.9

	309.3	308.9

Retained earnings
Balance at beginning of period, as previously reported	202.0	151.9
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations (note 2)	—	(10.9)

Restated balance	202.0	141.0
Earnings for the period	13.7	94.2
Purchase of shares in excess of book value	(0.2)	(20.0)
Dividends	(3.3)	(13.2)

	212.2	202.0

Foreign currency translation adjustment account	(21.8)	(24.4)

Shareholders’ equity	499.7	486.5

Long-term debt, including current portion	821.8	796.4
Long-term debt to equity (ratio)	1.64:1	1.64:1
Subordinate Voting Shares (number at period end)	56,082,645	56,018,395
Multiple Voting Shares (number at period end)	11,778,433	11,791,433
US/Canadian dollar exchange rate (at period end)	1.1680	1.1630

			April 30, 2006
	Current TSX	New TSX	Number of Shares	Closing Market
Share Information	Stock Symbol	Stock Symbol	Outstanding	Value(1)

Subordinate Voting Shares	EXE.SV	EXE.A	56,162,270	$25.62
Multiple Voting Shares	EXE.MV	EXE	11,778,433	25.73
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	EXE.PR.B	86,905	24.75
Adjustable Dividend, Series 3	EXE.PR.C	EXE.PR.C	89,910	19.60
Adjustable Dividend, Series 4	EXE.PR.D	EXE.PR.D	244,640	24.00
Class II Preferred Shares, Series 1	EXE.PR.E	EXE.PR.E	382,979	22.00

(1)	Per the Toronto Stock Exchange.
Effective May 29, 2006, Extendicare’s trading symbols for its two classes of common stock listed on the Toronto Stock Exchange (TSX) will be changed. The symbol for the Company’s Multiple Voting Shares will change from EXE.MV to EXE. The symbol for the Subordinate Voting Shares will change from EXE.SV to EXE, on both the TSX and the New York Stock Exchange.
The closing rates used to translate assets and liabilities of the U.S. operations were 1.1680 at March 31, 2006, and 1.1630 at December 31, 2005. The change in rates had little impact on the foreign currency translation adjustment account for the period ended March 31, 2006.
Long-term Debt
Long-term debt, including the portion due within one year, increased $25.4 million to $821.8 million at the end of March 2006, compared to $796.4 million at December 31, 2005. The Company drew $25.4 million (US$22.0 million) on its U.S. line of credit. Scheduled debt repayments totalling $2.6 million were offset by the impact of the change in the foreign exchange rate on translation of U.S. borrowings.

Extendicare Inc. March 2006	16

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at March 31, 2006, was approximately 8.2% compared to 8.1% at December 31, 2005. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 46.1% of the long-term debt was effectively at fixed rates at the end of March 2006, compared to 47.8% at the end of 2005.
As of March 31, 2006, certain of EHSI’s long-term debt instruments are secured by assets of, and have restrictive covenants that apply to EHSI, ALC and ALC’s restricted subsidiaries. Certain long-term debt instruments of ALC’s other, or unrestricted, subsidiaries are secured by, and have restrictive covenants that apply only to ALC’s unrestricted subsidiaries. EHSI and ALC are in compliance with all of their respective financial covenants as of March 31, 2006.
Interest Rate Swap and Cap Arrangements
To hedge its exposure to fluctuations in the market value, EHSI has two interest rate swap and two interest rate cap agreements relating to its 2010 Notes and 2014 Notes, for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under GAAP and therefore, changes in market value are recorded in earnings.
As of March 31, 2006, the fair value of the cap for a notional US$150.0 million, expiring in 2010, was an asset of $0.4 million (US$0.3 million), and the fair value of the cap for a notional US$125.0 million, expiring in 2014, was a liability of $5.9 million (US$5.1 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. In the first quarter of 2006, market changes relating to these factors resulted in an increase in the value of EHSI’s interest rate caps and a valuation adjustment recovery of $0.1 million (US$0.1 million), compared to a loss of $1.6 million (US$1.3 million) in the 2005 first quarter.
Normal Course Issuer Bid and Purchase Obligation
The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 9,660,000 Multiple Voting Shares and Subordinate Voting Shares at a cost of $66.8 million, or an average cost of $6.92 per share. During the 2006 first quarter the Company acquired 13,000 Multiple Voting Shares at a cost of $234,000, or an average cost of $17.99 per share. In addition, the Company is obliged to make its best efforts to acquire 71,637 of its Class I Preferred Shares, Series 2 annually on the open market. During the 2006 first quarter the Company has acquired 1,600 Class I Preferred Shares, Series 2 at a cost of $39,900.
A copy of the current normal course issuer bid, filed on November 29, 2005, may be obtained by contacting the Corporate Secretary of the Company. The current bid expires on November 28, 2006, and is for the purchase and cancellation of up to 2,800,000 Subordinate Voting Shares, 590,000 Multiple Voting Shares and 19,000 Class II Preferred Shares, Series 1.
Stock Option Plan
As of March 31, 2006, the Company had 3,013,725 Subordinate Voting Shares reserved under its Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”), of which 1,746,750 Subordinate Voting Shares were granted. Of the options granted, 832,000 were exercisable at a weighted average exercise price of $7.28. During the 2006 first quarter there were no options granted, 51,125 options were cancelled, and 70,500 were exercised.
Future Liquidity and Capital Resources
Management believes that cash from operations and from anticipated growth, together with available bank credit facilities, will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay dividends. At March 31, 2006, EHSI had US$73.8 million available under its Credit Facility, and Extendicare’s Canadian operations had cash and available bank lines totalling $33.8 million. The Canadian operations have outstanding letters of credit of $39.8 million at the end of March 2006, to secure pension obligations. These letters of credit will be increasing to $44.5 million effective May 1, 2006.

Extendicare Inc. March 2006	17

In 2005 the Company’s Board of Directors implemented the first quarterly dividend on its common shares since 1991. Beginning with the May 16, 2005 payment, the Company has paid common share dividends on a quarterly basis of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. Future declarations of dividends are at the discretion of the Board of Directors. Based on the number of common shares currently outstanding, this translates to an annual common dividend payout of $12.4 million.
EHSI is in the process of completing a two phase construction program that began in 2003. Phase I has now been completed, and consisted of seven development projects to add 165 units, of which four projects for 106 units were completed in 2004, two projects for 43 units were completed in 2005, and the remaining project to add 16 assisted living units was completed in the first quarter of 2006. Phase II represents 12 projects to add 264 assisted living units and 153 nursing beds. Six of these projects were completed in 2005, adding 71 assisted living units; and three new assisted living facilities totalling 150 units. To the end of March 2006, the Company had spent $51.5 million (US$40.9 million) on these projects, of which $2.7 million (US$2.4 million) was incurred during 2006. EHSI estimates that a further $25.3 million (US$21.7 million) will be required to complete them, for which purchase commitments of $8.5 million (US$7.3 million) were outstanding at the end of March 2006.
In addition, EHSI had other capital expenditure purchase commitments of $12.8 million (US$10.9 million) and ECI had commitments totalling $1.1 million outstanding at the end of March 2006.
Contractual Obligations
The table below provides aggregated information about the Company’s contractual obligations at March 31, 2006, excluding self-insured liabilities, pension and other retirement benefit obligations.

		To the end	2007 –	2009 –	After
(millions of dollars)	Total	of 2006	2008	2010	2010

Canadian Operations
Long-term debt	132.1	13.0	19.0	15.1	85.0
Capital lease obligations	274.0	9.7	25.9	25.9	212.5
Operating lease obligations	5.5	1.2	2.0	1.6	0.7
Purchase obligations	1.1	1.1	—	—	—
United States Operations
Long-term debt	542.4	3.4	39.5	300.5	199.0
Capital lease obligations	17.3	1.0	2.8	13.5	—
Operating lease obligations	185.1	18.3	45.4	45.2	76.2
Purchase obligations	21.3	21.3	—	—	—

In addition to the operating lease amounts identified in the above table, EHSI has made guarantees to Triple S Investment Company (Triple S), for the payment of operating leases by Senior Health – Texas. EHSI leases twelve nursing properties from Triple S that are subleased to Senior Health – Texas. Under the terms of the lease with Triple S, EHSI remains responsible for lease payments and other obligations as defined in the lease agreement. Pursuant to the Triple S lease, EHSI is liable to Triple S should there be any default in the payment of rent by Senior Health – Texas. Senior Health – Texas continues to be current in the payment of lease amounts on both EHSI’s owned and Triple S subleased properties.
The remaining lease commitment to Triple S is US$1.6 million in 2006 and US$0.4 million for the first two months of 2007. Effective March 1, 2007, and thereafter, the lease payments are to be adjusted to an amount, subject to negotiation, to provide Triple S with the fair market value of the rental payments for the properties. The lease payments commencing in March 2007 will apply for the balance of the term of the lease that expires on February 28, 2012.
Accrual for Self-insured Liabilities
At March 31, 2006, the Company’s accrual for self-insured general and professional liabilities was $65.2 million compared to $66.7 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $1.7 million in the 2006 first quarter, and the change in the foreign exchange rate increased the balance by $0.2 million. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first quarters of 2006 and 2005 for potential general and professional liability claims were $2.8 million and $3.7 million, respectively. Payments for self-insured liabilities during the first quarters of 2006 and 2005 were $4.5 million and $6.4 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its ceased operations, for which

Extendicare Inc. March 2006	18

provisions were previously recorded. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these ceased operations. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. The Company completed an independent actuarial review as part of the year-end financial reporting process, which confirmed the adequacy of the balance of the reserves for resident care liability claims as at December 31, 2005. The Company estimates that $20.4 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore estimates could change in the future. Management believes the Company has provided sufficient reserves as of March 31, 2006, for estimated costs of self-insured liabilities.
The Company invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $43.4 million at the end of March 2006, compared to $49.0 million at the end of December 2005. Most of the risks that the Company self-insures are long-term in nature and accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
Off-balance Sheet Arrangements
The Company has two interest rate swap arrangements, as discussed under the section “Liquidity and Capital Resources – Capital Structure – Interest Rate Swap and Cap Arrangements”. As of March 31, 2006, the fair value of the interest rate swaps designated as fair value hedges was a liability of $11.3 million (US$9.7 million) and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the 2006 period. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the 2006 period, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this report was being prepared.
Changes in Internal Control
There was no change in the Company’s internal control over financial reporting that occurred during the 2006 period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Changes in Accounting Policies
The Company’s significant accounting policies are set out in note 1 of the audited consolidated financial statements of the Company’s 2005 Annual Report. During 2006 the Company adopted the following new accounting policy as a result of new accounting standards, which is more fully described in note 2 of the unaudited consolidated financial statements for the three months ended March 31, 2006.

Extendicare Inc. March 2006	19

Conditional Asset Retirement Obligations
On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. The Company has chosen early adoption of this policy effective January 1, 2006, as permitted.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005 and December 31, 2004, changed as follows: long-term accrued liabilities increased $20.0 million (2004 – $19.1 million); property and equipment, net of accumulated depreciation, increased $2.4 million (2004 – $2.6 million); long-term future tax assets increased $6.8 million (2004 – $6.4 million); foreign currency translation adjustment credit increased $1.0 million (2004 – $0.8 million); and retained earnings was reduced $11.8 million (2004 – $10.9 million).
The impact to pre-tax earnings for the year ending December 31, 2005, was $1.5 million, representing accretion expense for the asset retirement obligation of $1.4 million and depreciation expense for property and equipment of $0.1 million. On an after-tax basis, the charge to net earnings was $0.9 million.
The impact to pre-tax earnings for the 2006 first quarter was $0.4 million (2005 – $0.4 million), representing accretion expense for the asset retirement obligation of $347,000 (2005 – $340,000) and depreciation expense for property and equipment of $35,000 (2005 – $37,000). On an after-tax basis, the charge to net earnings was $0.2 million (2005 – $0.2 million). After recording the change in the 2006 first quarter for accretion and depreciation, the balance sheet values at March 31, 2006, related to conditional asset retirement obligations were as follows: long-term accrued liabilities of $20.4 million; property and equipment, net of accumulated depreciation, of $2.3 million; long-term future tax assets of $7.0 million; foreign currency translation adjustment credit of $0.9 million; and a reduction to retained earnings of $12.0 million.
New Accounting Policies
The following are new accounting policies that have been issued, and will impact the Company at a future date.
Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting rules that are summarized below, and which will be effective for the Company on January 1, 2007. Early adoption will be permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004 and in which interim financial statements have not been issued. In addition, CICA Handbook Section 1530 “Comprehensive Income” and Handbook Section 3865 “Hedges” must be adopted at the same time.
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values will be recognized in opening equity and results for prior periods will not be restated. Unrealized gains and losses on financial assets that are held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded as other comprehensive income and will form part of shareholders’ equity. The impact of implementing these new standards is not yet determinable, as they will be dependent on the fair values of the financial instruments in the future.

Extendicare Inc. March 2006	20

Additional Information
Additional information about Extendicare, including the Company’s Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. A copy of this document and other public documents of the Company are available upon request to the Corporate Secretary.
FORWARD-LOOKING STATEMENTS
Information provided by the Company from time to time, including this Annual Report, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project” or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

Extendicare Inc. March 2006	21

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended
(thousands of dollars except per share amounts)	March 31
	2006	2005
		(restated note 2)
Revenue
Nursing and assisted living centres
United States	345,814	344,535
Canada	95,152	91,804
Outpatient therapy — U.S.	3,156	3,345
Home health — Canada	33,445	30,759
Other	11,482	10,393

	489,049	480,836
Operating and administrative costs	424,987	413,806

Earnings before undernoted	64,062	67,030

Lease costs	7,580	6,595
Depreciation and amortization	16,912	14,663
Accretion expense (note 2)	347	340
Interest, net	15,901	13,914
Valuation adjustment on interest rate caps	(103)	1,580
Loss (gain) from restructuring charges, asset disposals and other items (note 4)	1,921	(212)

Earnings from continuing health care operations before income taxes	21,504	30,150

Income taxes
Current	8,534	10,710
Future (reduction)	(1,437)	1,040

	7,097	11,750

Earnings from continuing health care operations	14,407	18,400
Share of equity accounted earnings	850	606

Earnings from continuing operations	15,257	19,006
Loss from discontinued operations, net of income taxes	(1,539)	(1,073)

Net earnings	13,718	17,933

Earnings per Subordinate Voting Share
Basic
Earnings from continuing operations	0.22	0.28
Net earnings	0.20	0.27
Diluted
Earnings from continuing operations	0.22	0.28
Net earnings	0.20	0.26
Earnings per Multiple Voting Share
Basic
Earnings from continuing operations	0.20	0.25
Net earnings	0.18	0.24
Diluted
Earnings from continuing operations	0.20	0.25
Net earnings	0.18	0.23

Extendicare Inc. March 2006	22

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
(thousands of dollars)	March 31
	2006	2005
		(restated note 2)
Cash provided by (used in) operations
Net earnings	13,718	17,933
Adjustments for:
Depreciation and amortization	16,970	15,199
Provision for self-insured liabilities	2,771	3,711
Payments for self-insured liabilities	(4,513)	(6,362)
Future income taxes	(1,830)	1,038
Valuation adjustment on interest rate caps	(103)	1,580
Loss (gain) from restructuring charges, asset disposals and other items (note 5)	2,840	(212)
Undistributed share of earnings from equity investments	(850)	(606)
Other	—	1,174

	29,003	33,455
Net change in operating assets and liabilities
Accounts receivable	(6,239)	(35,502)
Inventories, supplies and prepaid expenses	(6,170)	(7,080)
Accounts payable and accrued liabilities	13,368	21,941
Income taxes	1,510	2,194

	31,472	15,008

Cash provided by (used in) investment activities
Property and equipment	(13,823)	(16,110)
Acquisitions, net of cash acquired (note 3)	(28,073)	(170,853)
Net proceeds from dispositions (note 5)	1,397	—
Other assets	2,839	1,444

	(37,660)	(185,519)

Cash provided by (used in) financing activities
Issue of long-term debt	25,403	72,164
Repayment of long-term debt	(2,485)	(25,039)
Decrease in investments held for self-insured liabilities	6,039	8,477
Purchase of shares for cancellation	(274)	(34)
Dividends paid	(3,287)	(169)
Financing costs	—	(154)
Other	(204)	4,934

	25,192	60,179

Foreign exchange gain on cash held in foreign currency	201	750

Increase (decrease) in cash and cash equivalents	19,205	(109,582)
Cash and cash equivalents at beginning of period	22,609	156,193

Cash and cash equivalents at end of period	41,814	46,611

Cash and cash equivalents is comprised of:
Cash and short-term investments	41,814	58,815
Outstanding cheques in excess of bank balance	—	(12,204)

Cash and cash equivalents at end of period	41,814	46,611

Supplementary Cash Flow Information
Cash interest paid in determination of earnings	17,491	15,415
Cash taxes paid	6,338	7,815

Extendicare Inc. March 2006	23

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of dollars)	2006	2005
		(restated note 2)
Assets
Current assets
Cash and short-term investments	41,814	38,255
Marketable securities (market value $3,211)	3,211	6,460
Accounts receivable	177,633	170,649
Income taxes recoverable	10,224	11,711
Future income tax assets	26,874	24,437
Inventories, supplies and prepaid expenses	29,012	22,620

	288,768	274,132
Property and equipment	1,135,067	1,111,108
Goodwill and other intangible assets	101,718	99,451
Other assets	139,638	143,327

	1,665,191	1,628,018
Equity accounted investments	73,767	72,445

	1,738,958	1,700,463

Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	—	15,646
Accounts payable	33,537	38,394
Accrued liabilities	221,698	206,079
Accrual for self-insured liabilities	20,440	22,679
Current maturities of long-term debt	21,302	21,151

	296,977	303,949
Accrual for self-insured liabilities	44,750	43,986
Long-term debt	800,448	775,243
Other long-term liabilities	72,419	66,612
Future income tax liabilities	24,697	24,136

	1,239,291	1,213,926
Share capital and contributed surplus	309,249	308,891
Retained earnings	212,242	202,017
Foreign currency translation adjustment account	(21,824)	(24,371)

	1,738,958	1,700,463

Closing US/Cdn. dollar exchange rate	1.1680	1.1630

EXTENDICARE INC.
Consolidated Statements of Retained Earnings
(unaudited)

	Three months ended
(thousands of dollars)	March 31
	2006	2005

Balance at beginning of period, as previously reported	213,782	151,903
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations (note 2)	(11,765)	(10,855)

Restated balance	202,017	141,048
Earnings for the period	13,718	17,933
Purchase of shares in excess of book value	(201)	(6)
Preferred share dividends	(193)	(170)
Common share dividends	(3,099)	(3,153)

Balance at end of period	212,242	155,652

Extendicare Inc. March 2006	24

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
1. Basis of Presentation
The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual consolidated financial statements and should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2005 Annual Report.
Certain comparative figures for the 2005 reported periods have been reclassified to conform to the presentation in 2006, mainly for the adoption of the accounting policy for conditional asset retirement obligations as described in note 2 and discontinued operations as described in note 5.
2. Change in Accounting Policy
Effective January 1, 2006, the Company elected early adoption of the new accounting recommendation of The Canadian Institute of Chartered Accountants (CICA) for conditional asset retirement obligations. On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. According to EIC-159, the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarified when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Under EIC-159, the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred generally upon acquisition, construction, or development and/or through the normal operation of the asset.
This abstract is to be applied retroactively with restatement of prior periods, and conforms Canadian standards to U.S. standards as outlined in Financial Accounting Standard (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which was issued in March 2005 as an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. The U.S. policy became effective no later than the end of fiscal years ending after December 15, 2005.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The following assumptions were used in calculating the conditional asset retirement obligations: (a) a discount rate of 6.75% to 7.10%; (b) estimated timing of the settlement of the conditional obligations ranges from 10 to 30 years; and (c) the estimated undiscounted cash flow amount to settle the asset retirement obligation is approximately $50 million.
As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005 and December 31, 2004, changed as follows: long-term accrued liabilities increased $20.0 million (2004 – $19.1 million); property and equipment, net of accumulated depreciation, increased $2.4 million (2004 – $2.6 million); long-term future tax assets increased $6.8 million (2004 – $6.4 million); foreign currency translation adjustment credit increased $1.0 million (2004 – $0.8 million); and retained earnings was reduced $11.8 million (2004 – $10.9 million). The impact to pre-tax earnings for the year ended December 31, 2005, was

Extendicare Inc. March 2006	25

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
$1.5 million, representing accretion expense for the asset retirement obligation of $1.4 million and depreciation expense for property and equipment of $0.1 million. On an after-tax basis, the charge to net earnings was $0.9 million.
The impact to pre-tax earnings for the three months ended March 31, 2006, was $0.4 million (2005 – $0.4 million), representing accretion expense for the asset retirement obligation of $347,000 (2005 – $340,000) and depreciation expense for property and equipment of $35,000 (2005 – $37,000). On an after-tax basis, the charge to net earnings was $0.2 million (2005 – $0.1 million). After recording the charges in the 2006 first quarter for accretion and depreciation, the balance sheet values at March 31, 2006, related to conditional asset retirement obligations were as follows: long-term accrued liabilities of $20.4 million; property and equipment, net of accumulated depreciation, of $2.3 million, long-term future tax assets of $7.0 million; foreign currency translation adjustment credit of $0.9 million; and a reduction to retained earnings of $12.0 million.
3. Acquisitions
On March 1, 2006, EHSI acquired two nursing facilities (417 beds) in Pennsylvania for cash of $28.1 million (US$24.7 million). The preliminary allocation of the purchase price resulted in $2.5 million (US$2.2 million) assigned to goodwill and $0.2 million (US$0.2 million) assigned to resident relationships, which are classified as other intangible assets. The Company will complete its valuation of net assets acquired by December 31, 2006. Based on this final valuation, the purchase price allocation for accounting purposes may be adjusted in future periods. The net assets acquired were as follows:

(thousands of dollars)	US$	C$

Prepaids	99	113
Property and equipment	22,685	25,758
Goodwill	2,221	2,522
Resident relationships	149	169

Total assets	25,154	28,562
Accounts payable	431	489

Purchase price	24,723	28,073

On January 31, 2005, the shareholders of Assisted Living Concepts, Inc. (ALC) approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of $179.4 million (US$144.6 million). Upon acquisition, ALC had a portfolio of 177 assisted living properties, which were comprised of 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI operated. The Company financed the acquisition by drawing US$60.0 million on EHSI’s revolver loan, using US$29.6 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. ALC had operating cash on hand of $8.1 million (US$6.5 million) at the date of acquisition. The acquisition was accounted for as a purchase transaction and the Company finalized in December 2005 the valuation of ALC’s net assets acquired. As part of the allocation of the purchase price, a value of $7.9 million (US$6.4 million) was assigned to resident relationships and classified as intangible assets and $6.9 million (US$5.6 million) was assigned to goodwill.
ALC’s financial results for the three months ended March 31, 2006, are included in the consolidated results of the Company compared to two months of ALC’s results in the three months ended March 31, 2005.
4. Loss (Gain) from Restructuring Charges, Asset Disposals and Other Items
For the three months ended March 31, 2006, the Company has reported a loss of $1.9 million in the statement of earnings as a loss (gain) from restructuring charges, asset disposals and other items. The Company incurred pre-tax restructuring charges of $2.2 million related to an initiative of the Board of Directors to consider various structures and options aimed at increasing value to shareholders. The restructuring charges represent advisory and other professional fees incurred regarding this initiative. In addition, in March EHSI sold 50,000 of 100,000 shares it held of Omnicare, Inc. for proceeds of $3.5 million (US$3.1 million), which resulted in a pre-tax gain of $0.3 million (US$0.3 million).
For the three months ended March 31, 2005, the Company reported a gain of $0.2 million. EHSI sold non-core assets for $2.3 million (US$1.9 million) for a pre-tax gain of $0.5 million. Also, EHSI prepaid in full $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds and payment of a mortgage of $6.5 million (US$5.3 million) that resulted in the pre-tax write-off of $0.3 million of deferred financings costs.

Extendicare Inc. March 2006	26

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
For continuing operations and discontinued operations, the following reconciles the loss (gain) from restructuring charges, asset disposals and other items to the amounts reported in the statement of cash flows.

	Three months ended
(thousands of dollars)	March 31
	2006	2005

Loss (gain) from restructuring charges, asset disposals and other items
Continuing operations	1,921	(212)
Discontinued operations (note 5)	919	—

Per the statement of cash flow	2,840	(212)

5. Discontinued Operations
Texas and Washington Assisted Living Properties
In the first quarter of 2006, due to poor financial performance and future capital needs, EHSI made a decision to close an assisted living facility (60 units) located in San Antonio, Texas, and to actively pursue the disposition of the property. As a result, EHSI has reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million (US$1.7 million), which was included in other assets as assets held for sale. In addition, during the quarter, the lease term for an assisted living facility located in Edmonds, Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, in order to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until April 30, 2006. As a result, the financial results of this facility have been reclassified to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.
Minnesota Nursing Properties
Of the three Minnesota nursing properties included in discontinued operations at the end of December 2005, one of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1.4 million (US$1.2 million), which resulted in a pre-tax recovery of $1.1 million (US$0.9 million). At March 31, 2006, the carrying value of the remaining two properties of $1.3 million (US$1.1 million) was included in assets held for sale. In April 2006, one of these properties was sold for US$0.5 million, which resulted in a pre-tax recovery of US$0.2 million.
Wisconsin Nursing Facility
In December 2005 EHSI sold its Lakeside nursing facility, located in Chippewa Falls, Wisconsin. The facility, which was formerly leased to an operator, was classified as a discontinued operation. For the three months ended March 31, 2006, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million) pertaining to the period that EHSI operated the facility, which was classified as an operating cost in discontinued operations.
The Company has reported the results of these operations and the related pre-tax gains (or losses) from impairment charges and asset disposals as discontinued operations and the prior periods were restated for operations identified as discontinued in 2006.

Extendicare Inc. March 2006	27

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The following is a summary of the discontinued operations.

	Three months ended
(thousands of dollars except per share amounts)	March 31
	2006	2005

Revenue	2,818	7,225

Operating costs	4,338	8,395
Lease costs	119	119
Depreciation	58	536
Interest income	(1)	(49)

Loss before the undernoted	(1,696)	(1,776)
Impairment charge on Texas assisted living property	(2,003)	—
Recovery on sale of Minnesota nursing facility	1,084	—

Loss from discontinued operations before income taxes	(2,615)	(1,776)
Income tax recovery	1,076	703

Loss from discontinued operations	(1,539)	(1,073)

Loss per Subordinate Voting Share
Basic	(0.02)	(0.01)
Diluted	(0.02)	(0.02)

Loss per Multiple Voting Share
Basic	(0.02)	(0.01)
Diluted	(0.02)	(0.02)

6. Property and Equipment
At March 31, 2006, outstanding capital expenditure commitments for ECI totalled $1.1 million, and for EHSI, totalled $21.3 million (US$18.2 million). Included in EHSI’s outstanding commitments was US$7.3 million related to seven expansion projects estimated to cost approximately US$28.7 million, of which US$3.6 million was spent through March 31, 2006.
7. Goodwill and Other Intangible Assets
As a result of the nursing facility acquisition in the 2006 first quarter, goodwill increased by $2.5 million (US$2.2 million) and intangible assets increased by $0.2 million (US$0.1 million). The intangible asset increase represents resident relationships that are being amortized over eighteen months. Also included in goodwill and other intangible assets are intangible assets representing assisted living resident relationships, which are being amortized over three years and leasehold rights, which are amortized over the term of the lease including renewal options. As at March 31, 2006, intangible assets had a gross carrying value of $19.4 million and accumulative amortization of $14.0 million, for a net book value of $5.4 million. The aggregate amortization expense for each of the three-month periods ended March 31, 2006 and 2005, was $0.9 million and $0.3 million, respectively.
8. Equity Accounted Investments
Extendicare’s share of Crown Life Insurance Company’s (Crown Life) earnings for each of the three-month periods ended March 31, 2006 and 2005, was $1.1 million and $0.6 million, respectively. There were no dividends paid in the first quarters of 2006 and 2005 (note 14).
Extendicare’s share of Salumatics Inc. losses for each of the three-month periods ended March 31, 2006 and 2005, was $0.2 million and nil, respectively.
9. Long-term Debt
The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including debt due within one year, of $178.3 million (US$143.6 million) and borrowings of $74.5 million (US$60.0 million) under its former credit facility to partly finance the transaction. The Company’s total long-term debt, including debt due within one year, increased from $620.9 million at December 31, 2004 to $861.5 million at March 31, 2005 and was primarily the result of the acquisition of ALC.

Extendicare Inc. March 2006	28

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
10. Share Capital
During the three months ended March 31, 2006, the Company purchased 13,000 Multiple Voting Shares at a cost of $0.2 million and also purchased 1,600 Class I Preferred Shares at a cost of $39,900 pursuant to the purchase obligation provision. During the first quarter of 2006, 64,250 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $0.3 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $0.4 million. As a result of these transactions, the carrying value of capital stock increased by $0.3 million and retained earnings was charged with $0.2 million attributable to the cost of purchases in excess of their carrying value.
During the three months ended March 31, 2005, the Company purchased 1,100 Class I Preferred Shares at a cost of $28,000 pursuant to the purchase obligation provision. During the first quarter of 2005, 555,500 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $1.9 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $2.1 million. As a result of these transactions, the carrying value of capital stock increased by $2.1 million and retained earnings was charged with $6,000 attributable to the cost of purchases in excess of their carrying value.
For awards under the Stock Option Plan that include tandem share appreciation rights (SARs), the Company accrues compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During the three months ended March 31, 2006, the Company accrued $3.6 million (2005 – $0.6 million) of compensation expense associated with tandem SARs granted.
The Company elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation of $32,000 for the three months ended March 31, 2006 (2005 – $38,000). Contributed surplus increased by $29,000 to $420,000 (2005 – $25,000 to $343,000) at the end of March 2006, after $3,000 (2005 – $13,000) of adjustments for a portion of the stock options that were exercised.
In the first three months ended March 31, 2006, there were no tandem SARs granted pursuant to the Stock Option Plan. On February 22, 2005, the Board granted 501,000 tandem SARs pursuant to the Stock Option Plan at an exercise price of $18.00 per share, and on March 16, 2005, the Board granted 10,000 tandem SARs at an exercise price of $18.40 per share. The exercise prices were based on the closing price of the Subordinate Voting Shares on the TSX on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on February 22, 2015 and March 16, 2015, respectively.
As at March 31, 2006, 3,013,725 Subordinate Voting Shares have been reserved under the Stock Option Plan of which a total of 1,746,750 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $3.45 to $18.40 per share, and expire between April 25, 2006 and December 19, 2015. During the three months ended March 31, 2006, 51,125 options expired and/or were cancelled.

Extendicare Inc. March 2006	29

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Had stock options granted under the Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated in the following table.

	Three months ended
(thousands of dollars except per share amounts)	March 31
	2006	2005

Net earnings for the period	13,718	17,933
Compensation expense related to fair value of stock options, after taxes of $nil	(2)	(41)

Pro forma net income for the period	13,716	17,892

Earnings per Subordinate Voting Share, reported and pro forma (dollars)
Basic	0.20	0.27
Diluted	0.20	0.26

Earnings per Multiple Voting Share, reported and pro forma (dollars)
Basic	0.18	0.24
Diluted	0.18	0.23

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.
11. Earnings per Share
The calculation of earnings per share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items is allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

Extendicare Inc. March 2006	30

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements
The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended
(thousands of dollars unless otherwise noted)	March 31
	2006	2005

Numerator for basic and diluted earnings per share

Net earnings	13,718	17,933
Dividends on preferred shares	(193)	(169)

Net earnings after preferred share dividends	13,525	17,764
Subordinate Voting preferential dividend	(1,402)	(1,421)

Total for basic earnings per share	12,123	16,343
Dilutive Subordinate Voting preferential dividend	(22)	(24)

Total for diluted earnings per share	12,101	16,319

Earnings from continuing operations
Total of net earnings for basic earnings per share	12,123	16,343
Add back: loss from discontinued operations, net of tax	1,539	1,073

Total from continuing operations for basic earnings per share	13,662	17,416
Dilutive Subordinate Voting Share preferential dividend	(22)	(24)

Total from continuing operations for diluted earnings per share	13,640	17,392

Denominator for basic and diluted earnings per share (thousands)
Weighted average number of:
Subordinate Voting Shares	56,062	56,845
Multiple Voting Shares	11,781	11,903

Total for basic earnings per share	67,843	68,748
Dilutive Subordinate Voting Share stock options (1)	880	946

Total for diluted earnings per share	68,723	69,694

Net Earnings per Share (dollars)(2)
Subordinate Voting
Basic	0.20	0.27
Diluted	0.20	0.26
Multiple Voting
Basic	0.18	0.24
Diluted	0.18	0.23

Earnings from Continuing Operations per Share (dollars)(2)
Subordinate Voting
Basic	0.22	0.28
Diluted	0.22	0.28
Multiple Voting
Basic	0.20	0.25
Diluted	0.20	0.25

(1)	For the three months ended March 31, 2006, there were no stock options excluded from the calculation of dilutive stock options. For the three months ended March 31, 2005, 511,000 stock options were excluded from the calculation of dilutive stock options as their strike prices ranged from $18.00 to $18.40, which was above the average market price for the period.

(2)	After giving effect to the Subordinate Voting Share preferential dividend of $0.025 per share in the three months ended March 31 of 2006 and 2005.

Extendicare Inc. March 2006	31

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements
11. Contingent Liabilities
The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
The U.S. Department of Justice and other federal agencies have increased resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts.
In connection with its agreement to provide pharmacy services to EHSI, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement. There has been no change in the status of the claim from December 31, 2005.
12. Segmented Information

	Three months ended
(millions of dollars)	March 31
	2006	2005

Revenue
United States	358.4	356.1
Canada	130.6	124.7

	489.0	480.8

EBITDA (1)
United States	48.7	50.5
Canada	7.8	9.9

	56.5	60.4

Earnings (loss) from Continuing Health Care Operations
United States	14.7	16.1
Canada	(0.3)	2.3

	14.4	18.4

(millions of dollars)	Mar. 31	Dec. 31
	2006	2005

Goodwill
United States (3)	96.3	93.3

Health Care Assets
United States	1,321.0	1,284.3
Canada	344.2	343.7

	1,665.2	1,628.0
Equity accounted investments	73.8	72.4

Total consolidated assets	1,739.0	1,700.5 (2)

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, accretion, valuation adjustment on interest rate caps, and loss (gain) from restructuring charges, asset disposals and other items.

(2)	Does not add due to rounding.

(3)	The change in goodwill is due to $2.5 million pertaining to an acquisition in the quarter and the remaining $0.5 million for foreign currency translation of U.S. operations.
13. Employee Future Benefits
The future benefit expense of the Company’s defined benefit pension plans for each of the three-month periods ended March 31, 2006 and 2005, was $0.9 million and $0.6 million, respectively.

Extendicare Inc. March 2006	32

Extendicare Inc. - Notes to the Unaudited Consolidated Financial Statements
14. Subsequent Event
In 1998, an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders also provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the second closing). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process could take up to eight months to complete and requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s principal shareholders if the liabilities are settled for less than the holdback amount. In view of the process described above, it is not possible at this time to estimate when the second closing may be finalized.

Extendicare Inc. March 2006	33

Facility Location and Resident Capacity

			Assisted Living and
at March 31, 2006	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Ohio	29	3,030	20	809	—	—	49	3,839
Pennsylvania	28	3,438	17	662	—	—	45	4,100
Indiana	19	1,866	23	965	—	—	42	2,831
Wisconsin	24	2,024	12	650	—	—	36	2,674
Washington	15	1,595	22	943	—	—	37	2,538
Texas	—	—	41	1,648	—	—	41	1,648
Kentucky	19	1,633	1	55	—	—	20	1,688
Minnesota	7	914	1	58	—	—	8	972
Oregon	3	215	19	658	—	—	22	873
Idaho	2	194	9	344	—	—	11	538
Arizona	—	—	9	400	—	—	9	400
South Carolina	—	—	9	351	—	—	9	351
Nebraska	—	—	9	324	—	—	9	324
New Jersey	—	—	8	312	—	—	8	312
Iowa	—	—	6	224	—	—	6	224
Louisiana	—	—	4	173	—	—	4	173
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120
Michigan	—	—	3	117	—	—	3	117

Total United States	148	15,149	213	8,693	—	—	361	23,842

Canada
Ontario	52	7,751	1	493	1	120	54	8,364
Alberta	13	1,137	—	—	—	—	13	1,137
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762

Total Canada	75	10,304	1	493	1	120	77	10,917

TOTAL	223	25,453	214	9,186	1	120	438	34,759

By Type of Ownership
United States
Owned	132	13,317	153	6,434	—	—	285	19,751
Leased	9	1,019	55	2,104	—	—	64	3,123
Managed	7	813	5	155	—	—	12	968

Total United States	148	15,149	213	8,693	—	—	361	23,842

Canada
Owned	45	6,083	—	—	—	—	45	6,083
Leased	9	1,155	—	76	—	—	9	1,231
Managed	21	3,066	1	417	1	120	23	3,603

Total Canada	75	10,304	1	493	1	120	77	10,917

TOTAL	223	25,453	214	9,186	1	120	438	34,759

Extendicare Inc. March 2006	34

Investor Information

Stock Exchange Listings	Transfer Agents
Toronto Stock Exchange	Computershare Investor Services, Inc.
New York Stock Exchange (EXE only)	Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com

Shareholder Inquiries	Investor Relations
Jillian Fountain, Corporate Secretary	Christopher Barnes, Manager, Investor Relations
Tel: (905) 470-5534	Tel: (905) 470-5483
Fax: (905) 470-4003	Fax: (905) 470-4003
email: jfountain@extendicare.com	email: cbarnes@extendicare.com
Corporate Information
Extendicare Inc.’s 2005 Annual Report is available for viewing or printing on the Company’s website, in addition to news releases, quarterly reports and other filings with the securities commissions.
Printed copies are available upon request to the Corporate Secretary.
Stock Symbol Change
Effective May 29, 2006, Extendicare’s trading symbols for its two classes of common stock listed on the Toronto Stock Exchange (TSX) will be changed. The symbol for the Company’s Multiple Voting
Shares will change from EXE.MV to EXE. The symbol for the Subordinate Voting Shares will change from EXE.SV to EXE, on both the TSX and the New York Stock Exchange.
Visit Extendicare’s website @ www.extendicare.com